EXHIBIT 11.   STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

BASIC
Net income	$1,302.9	$941.8	$3,899.9	$3,413.4

Average number of common shares outstanding	1,099.5	1,094.8	1,099.0	1,094.5
Contingently issuable shares	5.7	2.9	5.3	2.9

Adjusted average shares	1,105.2	1,097.7	1,104.3	1,097.4

Basic earnings (loss) per share	$1.18	$.86	$3.53	$3.11

DILUTED
Net income (loss)	$1,302.9	$941.8	$3,899.9	$3,413.4

Average number of common shares outstanding	1,099.5	1,094.8	1,099.0	1,094.5
Incremental shares — stock options and contingently issuable shares	5.7	2.9	5.3	2.9

Adjusted average shares	1,105.2	1,097.7	1,104.3	1,097.4

Diluted earnings (loss) per share	$1.18	$.86	$3.53	$3.11

Dollars and shares in millions except per-share data.